Exhibit 21.01
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction
eNIC Cocos (Keeling) Island Pty. Ltd.	Australia
eNIC Corporation	U.S. - Washington
Global Registration Services Limited	United Kingdom
The .tv Corporation International	U.S. - Delaware
The .TV Corporation (Tuvalu) Pty Ltd.	Tuvalu
VeriSign do Brasil Servicos para Internet Ltda	Brazil
VeriSign Holdings Limited	Cayman Islands
VeriSign India Private Limited	India
VeriSign International Holdings, Inc.	U.S. - Delaware
VeriSign Internet Services Sárl	Switzerland
VeriSign Internet Technology Services (Beijing) Co., Ltd.	China
VeriSign Israel Ltd.	Israel
VeriSign Naming and Directory Services, LLC	U.S. - Delaware
VeriSign Netherlands B.V.	Netherlands
VeriSign Sárl	Switzerland
VeriSign Services India Private Limited	India
VeriSign Spain S.L.	Spain
VeriSign Switzerland SA	Switzerland
Whiteley Investments, Ltd.	United Kingdom